Exhibit 99.1

Norwegian Cruise Line Reports Results for Third Quarter 2011

Net Yield increase of 3.8%

Operating Income improves 18.3%

Adjusted EBITDA growth of 13.4%

“Cruise Like a Norwegian” campaign launched

MIAMI--(BUSINESS WIRE)--October 31, 2011--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the quarter ended September 30, 2011.

Operating income for the quarter improved 18.3% to $162.7 million from $137.6 million and Adjusted EBITDA increased 13.4% to $210.0 million from $185.2 million primarily driven by strong revenue performance across the fleet. Net Revenue grew 4.6% to $491.6 million from $469.8 million in 2010 mainly as a result of an increase in Net Yield of 3.8%, or 2.3% on a Constant Currency basis. The increase in Net Yield was driven by higher ticket pricing.

Benefits realized from ongoing business improvement initiatives coupled with non-recurring expenses in the third quarter of 2010 related to the launch of Norwegian Epic resulted in a decrease in Net Cruise Cost per Capacity Day of 2.0%, or 2.8% on a Constant Currency basis, after considering a 17.9% increase in the price of fuel to $598 per metric ton from $507 in 2010. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 5.3%, or 6.2% on a Constant Currency basis.

“A strong summer season resulted in solid top-line growth in the quarter,” said Kevin Sheehan, President and Chief Executive Officer of Norwegian Cruise Line. “Pricing was up across the fleet despite several voyages being impacted due to tropical weather conditions in the Northeast and Caribbean,” continued Sheehan.

Interest expense, net of capitalized interest, increased to $49.9 million in the quarter compared to $46.2 million in 2010 due to higher average interest rates in the period resulting from the issuance of $250 million in senior notes in November of 2010. Net income for the quarter improved to $110.2 million on revenue of $666.6 million compared to $93.0 million on revenue of $634.1 million in 2010.

Quarter Highlights and Updates

As a result of a successful naming contest in conjunction with USA Today, Norwegian Breakaway and Norwegian Getaway were selected from the more than 230,000 entries that were submitted. Norwegian Breakaway will be delivered in April 2013 followed by her sister ship, Norwegian Getaway, in April 2014. Sheehan commented on the naming of the vessels, “Both ‘Breakaway’ and ‘Getaway’ capture the essence of a Freestyle Cruising® vacation on a Norwegian ship, one that allows our guests to escape the stress of everyday life and enjoy an experience that is tailored to their wishes.” Soon after the announcement of the ship names, the first steel was cut for Norwegian Breakaway at Meyer Werft in Papenburg, Germany, marking the ceremonial beginning of construction. Plans and renderings for all stateroom categories, from the popular Studio single cabins to the luxury suites in The Haven by Norwegian, have been revealed and are receiving rave reviews.

In early October, at an event in New York City hosted by Mayor Michael Bloomberg, the Company announced the homeport, inaugural summer itinerary and hull artist for Norwegian Breakaway. Hailed by Mayor Bloomberg as a major coup for the city, Norwegian Breakaway will homeport year-round in New York City beginning in May 2013, initially sailing seven-day voyages to Bermuda. And furthering her ties to New York, the Company announced that famed pop artist and New York resident Peter Max will be designing the signature hull art for Norwegian Breakaway. “Norwegian Breakaway will bring an incredible cruising experience to the doorstep of one of the world’s largest and most vibrant metropolitan areas. Guests on board Norwegian Breakaway, whether local New Yorkers or visitors from out of town, will be amazed by her incredible offerings and luxurious accommodations,” said Sheehan

On the heels of the Norwegian Breakaway announcement in New York, the Company launched its newest and most ambitious brand platform and national advertising campaign to date, inviting the public to “Cruise Like a Norwegian.” The multi-faceted rollout expands the Company’s presence on television, digital and social media. Commented Sheehan, “The introduction of our exciting new brand platform is a significant milestone. After four years of hard work improving our product and cultivating our brand, we felt this is the right time to issue this bold invitation to cruise with us by piquing interest and creating excitement around our brand. We believe this new brand platform will differentiate us and help clearly define a Norwegian cruise as one of the best vacations. I’m incredibly excited about the launch of our new campaign which not only expresses the various ways to enjoy a vacation on a Norwegian cruise, from dining like a Parisian to surfing like a Hawaiian, but also expands the way we engage and interact with our guests.”

Terminology

Adjusted EBITDA. EBITDA adjusted for other income (expense), impairment loss and other supplemental adjustments.

Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels on order for delivery in spring 2013 and spring 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams® & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888- NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenue
Passenger ticket	$482,410	$454,084	$1,207,753	$1,061,799
Onboard and other	184,224	180,021	522,977	466,723
Total revenue	666,634	634,105	1,730,730	1,528,522
Cruise operating expense
Commissions, transportation and other	124,473	116,281	319,463	286,783
Onboard and other	50,563	48,001	133,650	118,081
Payroll and related	74,448	69,588	219,017	196,231
Fuel	61,106	54,101	181,716	151,008
Food	32,814	31,778	95,336	83,463
Other	53,796	55,485	175,164	155,226
Total cruise operating expense	397,200	375,234	1,124,346	990,792
Other operating expense
Marketing, general and administrative	60,208	74,755	193,377	200,740
Depreciation and amortization	46,517	46,541	139,284	123,294
Total other operating expense	106,725	121,296	332,661	324,034
Operating income	162,709	137,575	273,723	213,696
Non-operating income (expense)
Interest income	9	15	33	80
Interest expense, net of capitalized interest	(49,897)	(46,213)	(144,472)	(119,099)
Other income (expense)	(2,623)	1,624	(535)	(32,748)
Total non-operating income (expense)	(52,511)	(44,574)	(144,974)	(151,767)
Net income	$110,198	$93,001	$128,749	$61,929

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	September 30,	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$47,835	$55,047
Accounts receivable, net	12,505	7,879
Inventories	41,561	32,763
Prepaid expenses and other assets	43,227	33,694
Total current assets	145,128	129,383
Property and equipment, net	4,617,318	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	174,154	192,057
Total assets	$5,539,392	$5,563,513
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$144,167	$78,237
Accounts payable	64,610	64,399
Accrued expenses and other liabilities	242,699	216,501
Advance ticket sales	332,572	294,180
Total current liabilities	784,048	653,317
Long-term debt	2,847,446	3,125,848
Other long-term liabilities	62,934	52,680
Total liabilities	3,694,428	3,831,845
Commitment and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized,
21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,668	2,330,792
Accumulated other comprehensive income (loss)	(12,020)	4,309
Retained earnings (deficit)	(474,709)	(603,458)
Total shareholders' equity	1,844,964	1,731,668
Total liabilities and shareholders' equity	$5,539,392	$5,563,513

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Nine Months Ended
	September 30,
	2011	2010
Cash flows from operating activities
Net income	$128,749	$61,929
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization expense	159,527	138,914
Loss (gain) on derivatives	(1,573)	588
Share-based compensation expense	906	1,887
Changes in operating assets and liabilities:
Accounts receivable, net	(4,626)	614
Inventories	(8,798)	(6,311)
Prepaid expenses and other assets	(9,103)	123,458
Accounts payable	211	22,567
Accrued expenses and other liabilities	22,981	27,571
Advance ticket sales	35,272	65,700
Net cash provided by operating activities	323,546	436,917
Cash flows from investing activities
Additions to property and equipment	(117,321)	(879,659)
Net cash used in investing activities	(117,321)	(879,659)
Cash flows from financing activities
Repayments of long-term debt	(334,986)	(383,148)
Proceeds from long-term debt	122,086	873,086
Other, primarily deferred financing fees	(537)	(22,086)
Net cash provided by (used in) financing activities	(213,437)	467,852
Net increase (decrease) in cash and cash equivalents	(7,212)	25,110
Cash and cash equivalents at beginning of period	55,047	50,152
Cash and cash equivalents at end of period	$47,835	$75,262

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

		Three Months Ended			Nine Months Ended
		September 30,			September 30,
		2011	2010		2011	2010

Passengers Carried		412,996	402,619		1,160,076	1,038,306
Passenger Cruise Days		2,724,424	2,694,665		7,755,229	7,063,425
Capacity Days		2,400,480	2,380,562		7,083,888	6,404,770
Occupancy Percentage		113.5%	113.2%		109.5%	110.3%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010

Passenger ticket revenue	$ 482,410	$ 473,026	$ 454,084	$1,207,753	$ 1,194,241	$1,061,799
Onboard and other revenue	184,224	184,224	180,021	522,977	522,977	466,723
Total revenue	666,634	657,250	634,105	1,730,730	1,717,218	1,528,522
Less:
Commissions, transportation
and other expense	124,473	122,016	116,281	319,463	315,851	286,783
Onboard and other expense	50,563	50,563	48,001	133,650	133,650	118,081
Net Revenue	$ 491,598	$ 484,671	$ 469,823	$1,277,617	$ 1,267,717	$1,123,658

Capacity Days	2,400,480	2,400,480	2,380,562	7,083,888	7,083,888	6,404,770
Gross Yield	$ 277.71	$ 273.80	$ 266.37	$ 244.32	$ 242.41	$ 238.65
Net Yield	$ 204.79	$ 201.91	$ 197.36	$ 180.36	$ 178.96	$ 175.44

Gross Cruise Cost , Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010
Total cruise operating expense	$ 397,200	$ 392,910	$ 375,234	$1,124,346	$ 1,119,583	$ 990,792
Marketing, general and
administrative expense	60,208	59,792	74,755	193,377	192,713	200,740
Gross Cruise Cost	457,408	452,702	449,989	1,317,723	1,312,296	1,191,532
Less:
Commissions, transportation
and other expense	124,473	122,016	116,281	319,463	315,851	286,783
Onboard and other expense	50,563	50,563	48,001	133,650	133,650	118,081
Net Cruise Cost	282,372	280,123	285,707	864,610	862,795	786,668
Less:
Fuel	61,106	61,106	54,101	181,716	181,716	151,008
Net Cruise Cost Excluding Fuel	$ 221,266	$ 219,017	$ 231,606	$ 682,894	$ 681,079	$ 635,660

Capacity Days	2,400,480	2,400,480	2,380,562	7,083,888	7,083,888	6,404,770
Gross Cruise Cost per Capacity Day	$ 190.55	$ 188.59	$ 189.03	$ 186.02	$ 185.25	$ 186.04
Net Cruise Cost per Capacity Day	$ 117.63	$ 116.69	$ 120.02	$ 122.05	$ 121.80	$ 122.83
Net Cruise Cost Excluding Fuel per Capacity Day	$ 92.18	$ 91.24	$ 97.29	$ 96.40	$ 96.14	$ 99.25

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income	$ 110,198	$ 93,001	$128,749	$ 61,929
Interest expense, net	49,888	46,198	144,439	119,019
Depreciation and amortization expense	46,517	46,541	139,284	123,294
EBITDA	206,603	185,740	412,472	304,242
Other (income) expense	2,623	(1,624)	535	32,748	(2)
Other (1)	800	1,066	2,392	3,447
Adjusted EBITDA	$ 210,026	$ 185,182	$415,399	$340,437

(1) Includes non-cash compensation and costs related to our Shipboard Retirement Plan.
(2) Includes a $33.1 million charge for foreign exchange contracts related to the financing of Norwegian Epic.

CONTACT:
Norwegian Cruise Line
Investor Relations
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com